EXHIBIT 99.1

Immediate Report on the Results of the Public Offering pursuant to a Shelf Offering Report dated September 15, 2016

Pursuant to the provisions of Article 30 of the Securities Law, 5728 – 1968, and to the Securities Regulations (Notice of the Results of an Offer in a Prospectus), 5730 – 1969, the Company hereby announces the results of the offering made pursuant to a shelf offering report of the Company dated September 15, 2016 (hereinafter: the “Shelf Offering Report”), published by virtue of the shelf prospectus of the Company dated August 29, 2016.

1.	Pursuant to the Shelf Offering Report, the Company offered to the public securities, as follows:

Up to NIS 2,000,000,000 in nominal value of bonds (series C) of the Company, registered in the name, of NIS 1 nominal value each (hereinafter: the “Bonds (Series C)”), which were offered for 100% of their nominal value, in 2,000,000 units of nominal value of NIS 1,000 each (hereinafter: the “Units”), by way of issuing a new series that will be listed on the Tel Aviv Stock Exchange Ltd., in the framework of a bidding on the interest rate borne by the Bonds (Series C), subject to a maximal interest rate set at 3.6%, all in accordance with the terms specified in the Shelf Offering Report and the shelf prospectus. The Bonds (Series C) are not linked to any index or currency.

2.	The Company was granted an early commitment by classified investors, whereby the classified investors undertook to submit orders for the purchase of 1,8500,000 Units, which comprise about 92.5% of the total amount of Units offered to the public, according to the amounts and the interest rates specified in Section 4.1.3 of the Shelf Offering Report.

3.	The bidding for the public offering took place on September 18, 2016. The signatures list for subscribing for the Units was closed on that same date, at 16:00 o’clock.

4.	The results of the public bidding of the Bonds (Series C), which took place on September 18, 2016 (hereinafter: the “Bidding”) are as follows:

4.1.	In the framework of the Bidding, 631 orders were received for the purchase of 1,882,265 Units, consisting of 483 orders for the purchase of 32,265 Units received from the public and 148 orders for the purchase of 1,850,000 Units pursuant to early commitments by classified investors.

4.2.	The annual interest rate borne by Bonds (Series C), as set forth in the Bidding, is 3.6% (hereinafter: the “Interest Rate prescribed in the Bidding”). Accordingly, the semi-annual interest rate paid for Bonds (Series C) is 1.8%.

4.3.	The first interest payment for Bonds (Series C) will be paid on May 31, 2017, for the period which begins on September 19, 2016, in other words, one trading day after the Bidding date, and ends on the payment date, calculated based on the number of days within the said period and according with a 365 days-per-year basis. Accordingly, the interest rate paid for the said period would be 2.5052%. All, as specified in the Shelf Offering Report.

5.	In total, the Company will allot, according to the results of the Bidding, 1,882,265 Units for a total nominal value of NIS 1,882,265,000, as specified below:

5.1.	136 orders received from classified investors for the purchase of 1,743,241 Units, which prescribed a lower interest rate compared with the Interest Rate prescribed in the Bidding - were fully filled.

5.2.	433 orders received from the public for the purchase of 29,897 Units, which prescribed a lower interest rate compared with the Interest Rate prescribed in the Bidding – were fully filled.

5.3.	12 orders received from classified investors for the purchase of 106,759 Units, which prescribed an interest rate equal to the Interest Rate prescribed in the bidding – were fully filled.

5.4.	50 orders received from the public for the purchase of 2,368 Units, which prescribed an interest rate equal to the Interest Rate prescribed in the Bidding – were fully filled.

6.	The overall gross consideration received by the Company for Bonds (Series C), which will be allotted pursuant to the Shelf Offering Report, totals at approximately NIS 1.9 billion.

7.	Update regarding the redemption process of the international bonds

7.1.	As reported in the previous reports of the Company, the consideration for the issuance will be applied for purpose of performing a full and early redemption of the USD bonds 144A, which were issued by the Company (hereinafter: the “International Bonds”), and of the entire debt owed to the hedging entities with which the Company entered into engagements in connection with the issuance of the bonds (hereinafter: the “Hedging Entities”), and for the removal of all the liens and collaterals created in order to secure the International Bonds and to secure the Hedging Entities, including the lien on the shares of Bezeq – the Israeli Telecommunication Corp Ltd.

7.2.	In the course of the following two weeks, the Company will bring about the closing of the transactions vis-à-vis the Hedging Entities, and will issue a report on the expected redemption date of the International Bonds, which is expected to de facto occur no later than the first half of November 2016.